March 29, 2019

VIA EDGAR

Mr. Robert Shapiro

Senior Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Career Education Corporation
Form 10-K for the Year Ended December 31, 2018
Filed February 20, 2019
File No. 000-23245

Dear Mr. Shapiro:

We enclose for your review the responses of Career Education Corporation (the “Company”) to comments 1 and 2 contained in the Staff’s letter to the Company dated March 18, 2019 (the “Letter”). For convenience of reference, the Staff’s comments precede each response.

Form 10-K for the year ended December 31, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations

2019 Outlook, page 48

1. We note your presentation of non-GAAP diluted adjustments to calculate the non-GAAP measure, Adjusted Earnings per Diluted Share, on a prospective (2019) and historical (2018) basis. However, adding back adjustments net of tax is inconsistent with Question 102.11 in the updated Compliance and Disclosure Interpretations (April 4, 2018). Please revise your presentation accordingly. Further comply with this comment in your non-GAAP presentations in Item 2.02 of your Form 8-K.

Response

We respectfully acknowledge the Staff’s comment and reference to Question 102.11 in the updated Compliance and Disclosure Interpretations. In future filings the Company will revise its presentation related to adjustments added back for purposes of the Adjusted Earnings per Diluted Share non-GAAP measure. The Company will present the adjustments on a gross basis and the related income tax adjustment separately. The Company will also adjust its presentation to be consistent with this in its future Item 2.02 Form 8-K filings. Please see below for an example of a revised presentation of Adjusted Earnings per Diluted Share utilizing reported numbers for the year ended December 31, 2018. We intend to use a comparable presentation in future filings.

For the Year Ended December 31, 2018
Reported Earnings Per Diluted Share	$0.77

Pre-tax adjustments included in operating expenses:
Unused space charges (1)	0.12
Severance and related costs, net of cancellations (2)	0.02
Significant legal settlements (3)	0.20

Total pre-tax adjustments	0.34
Tax effect of adjustments (4)	(0.06)

Total adjustments after tax	0.28
Adjusted Earnings Per Diluted Share	$1.05

(1)

Unused space charges include initial charges representing the net present value of remaining lease obligations for vacated space less an estimated amount for sublease income. Subsequently, as early lease terminations or subleases occur, or as assumptions are otherwise adjusted, these unused space charges are increased or decreased. These subsequent adjustments are also included in the amounts presented.

(2)

Severance and related costs, net of cancellations, include charges related to significant restructuring actions. These restructuring charges do not regularly occur and are not considered part of ongoing operating results.

(3)	Significant legal settlements include $9.6 million and $5.0 million related to the Surrett matter and the agreements with multiple attorneys general to resolve the multi-state inquiry, respectively.
(4)

The tax effect of adjustments was calculated by multiplying the pre-tax adjustments with a tax rate of 25%. This tax rate reflects federal and state taxable jurisdictions as well as the nature of the adjustments. Also, $5.0 million of pre-tax adjustments related to significant legal settlements were not deductible for tax purposes and therefore do not include a tax effect.

Year Ended December 31, 2018 as Compared to the Year December 31, 2017

General and Administrative Expense, page 50

2. We note you reference to “significant legal settlements” in your MD&A discussion and its impact on your adjusted operating income and quarterly financial results in Note 19. In future filings, please provide a more transparent discussion, in quantified detail, of the impact of significant legal settlements and related circumstances on your results of operations and liquidity for all periods presented.

Response

We respectfully acknowledge the Staff’s comment and in future filings the Company will expand its discussion of significant legal settlements to provide additional quantified detail regarding the impact on its results of operations and liquidity for all periods presented.

*    *    *    *

Please call me at (847) 585-3782 if you have any questions regarding the above responses. In addition, please direct any future email transmissions concerning the Letter to the following email address: aghia@careered.com.

Very truly yours,

/s/ Ashish R Ghia

Ashish R. Ghia

Senior Vice President and Chief Financial Officer

cc:	Todd S. Nelson
Jeffrey D. Ayers
Michele A. Peppers
Michele R. Chaffee